UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                         SCHEDULE 13D/A
            Under the Securities Exchange Act of 1934
                       (Amendment No. 4*)


                 American Building Control, Inc.
 ---------------------------------------------------------------
                        (Name of Issuer)

                          Common Stock
 ---------------------------------------------------------------

                 (Title of Class of Securities)

                            903898401
 ---------------------------------------------------------------
                         (CUSIP Number)

                         J. Christopher Cuevas
                            922 Isom
                    San Antonio, Texas 78216
 ---------------------------------------------------------------
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                        December 19, 2003
 ---------------------------------------------------------------
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of 240.13d-
1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 903898401             SCHEDULE 13D               Page 2


(1)  NAME OF REPORTING PERSON.
     SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Solico International, Inc.

(2)  CHECK THE APPROPRIATE BOX IF A                    (A)  [   ]
     MEMBER OF A GROUP (SEE INSTRUCTIONS)              (B)  [   ]

(3)  SEC USE ONLY

(4)  SOURCE OF FUNDS
     See Item 3

(5)  CHECK IF DISCLOSURE OF LEGAL                           [   ]
     PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Texas

     NUMBER OF SHARES    (7)  SOLE VOTING POWER
                              1,967,616
        BENEFICIALLY
                         (8)  SHARED VOTING POWER
      OWNED BY EACH           0

     REPORTING PERSON    (9)  SOLE DISPOSITIVE POWER
                              915,905
           WITH:
                         (10) SHARED DISPOSITIVE POWER
                              0

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,967,616

(12) CHECK IF THE AGGREGATE AMOUNT IN                       [   ]
     ROW (11) EXCLUDES CERTAIN SHARES

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     11.4%<FN-1>

(14) TYPE OF REPORTING PERSON
     CO

____________________
<FN-1> This percentage was calculated by using a total of
       17,272,432 shares of the Issuer's Common Stock consisting of 14,016,517 share of the Issuer's
       Common Stock outstanding as reflected in the Issuer's most recent form 10-Q, plus 3,255,915 shares (which represents the 195,351 issued and outstanding shares of the Issuer's Series A 12%
       Cumulative Convertible Preferred Stock which votes with the shares of Common Stock on a 1 to 16.667 basis). The Reporting Person's holdings includes
       200,000 shares held directly, plus 715,905 shares for which the Reporting Person may acquire from certain parties under contract within the next 60 days, plus 1,051,711 shares of Common Stock for which the parties under contract have agreed to grant the Reporting person an irrevocable proxy to vote these shares, with the vesting of these proxy rights contingent upon certain conditions as specifically set forth in Item 6 of this Report. )

CUSIP NO. 903898401             SCHEDULE 13D               Page 2

Explanatory Note.    This Amendment No. 4 to Statement on
Schedule 13D (this "Amendment No. 4") amends and restates, in its entirety, the Statement on Schedule 13D originally filed by Solico International, Inc., a Texas corporation ("Solico"), and Danny W. Mills on or about October 2, 2003, as amended by Amendment No. 1 filed on or about October 10, 2003, by Amendment No. 2 filed on or about October 27, 2003, and by Amendment No. 3 filed on or about November 5, 2003 (as amended, the "Original Filing," and collectively, with Amendment No. 4, the "Statement"). To the extent necessary, the Original Filing is hereby incorporated by reference. Mr. Mills consummated or terminated his transactions with Solico and accepted a position with the Issuer as President and CEO; therefore, he has not joined Solico in its 13D filings since Amendment No. 2. Mr. J. Collier Sparks and Mr. Timathy Rohrbach have resigned their positions with Solico as President and Vice President and Chief Technology Officer, respectively. They have since accepted positions with the Issuer; therefore neither of these individuals is listed as a control person on this filing.

Item 1.   SECURITY AND ISSUER

     This Statement relates to the common stock, par value $0.01 per share (the "Common Stock"), of American Building Control, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1301 Waters Ridge Drive, Lewisville, Texas 75057.

Item 2.   IDENTITY AND BACKGROUND

     (a) This Statement is filed by Solico (the "Reporting Person"). Pursuant to Instruction C to Schedule 13D, information is included herein with respect to the following person as a result of his respective relationship with and control over Solico (the "Controlling Person"): J. Christopher Cuevas ("Cuevas"). The Reporting Person and the Controlling Person are sometimes hereinafter collectively referred to as the "Item 2 Persons."

     (b)  REPORTING PERSON.
          -----------------

          SOLICO. Solico's business address is 922 Isom, San
Antonio, Texas 78216.

          CONTROLLING PERSON.
          -------------------

          The Controlling Person's business address is 922 Isom,
San Antonio, Texas 78216.

     (c)  REPORTING PERSON.
          -----------------

          SOLICO. Solico is a Texas corporation principally engaged in the design, creation, sale and support of advanced
facility security and surveillance systems.   Cuevas is the sole
member of Solico's Board of Directors.   Cuevas is the president
of Solico.

          CONTROLLING PERSON.
          ------------------

          CUEVAS.  Cuevas is a resident of the State of Texas.
Cuevas is presently employed as the President of Solico. Cuevas' principal occupation is as a business executive.

     (d) During the last five years, no Item 2 Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, no Item 2 Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of such Item 2 Persons were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Solico is incorporated in the State of Texas. Cuevas is a citizen of the United States.

CUSIP NO. 903898401             SCHEDULE 13D               Page 3


Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

     Solico
     ------

     As more particularly described in Item 6 below, Solico has contracted with certain parties to acquire up to 1,967,616 shares of Common Stock for an aggregate purchase price totaling $5,006.868 (the "Purchase Price"), such Purchase Price to be funded in a series of scheduled transactions or tranches (as more particularly described in Item 6 below). Solico is presently analyzing different methods by which to fund the Purchase Price including, but not limited to, financing alternatives, strategic relationships with third parties, working capital or any combination of two or more of such alternatives.

Item 4.   PURPOSE OF TRANSACTION

     SOLICO. Solico is acquiring its shares of Common Stock and Preferred Stock for the purpose of obtaining a significant equity position in the Issuer and to influence the management of the Issuer. Solico considers its acquisition of the shares of Common Stock and Preferred Stock (as defined below) at the Purchase Price to be an attractive investment. Solico's primary interest is to maximize the value of its investment and, as a result, the market value of the Issuer. Solico intends to continually review the Issuer's business affairs, financial position and future prospects, as well as conditions in the securities markets and general economic and industry-related conditions. Based on such evaluation and review and other factors, including, without limitation, the performance of the Issuer's management in implementing the strategic directives of the Issuer's Board of Directors, Solico will consider various alternative courses of action with respect to its investment in the Issuer as it deems appropriate in light of circumstances arising from time to time. Such actions may, without limitation, include seeking representation on the Issuer's Board of Directors, seeking to influence, through its representation on the Issuer's Board of Directors (if such representation is sought and obtained), strategic acquisitions or dispositions of assets, implementation of various business strategies, seeking to acquire control of the Issuer, acquiring additional shares of the Issuer's capital stock, disposing of any shares of capital stock which Solico may acquire, or such other actions as Solico may deem appropriate. Solico is currently engaged in private negotiations with the intention of obtaining the right to purchase additional shares of Common Stock; however, no agreements have as yet been reached regarding the purchase of these shares.

     On an aggregate basis, the shares of Common Stock which Solico has the right to acquire within sixty (60) days of the date of this Statement and/or the right to vote, represents approximately 11.4% of the votes currently entitled to be cast on any matter submitted to the stockholders for a vote.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a) (i) As of the date of this Statement Solico is deemed to be the beneficial owner of an aggregate of 1,967,616 shares of the Issuer's Common Stock, which is comprised of 915,905 shares of Common Stock which Solico holds or may acquire directly within 60 days from parties under contract, plus an additional
1,051,711 shares of Common Stock beneficially owned by those parties under contract who, in accordance with the terms of the respective Stock Purchase Agreements (as described in Item 6 below), have agreed to grant Solico an irrevocable proxy to vote such shares pending Solico's ultimate purchase of these shares at the price and according to the schedule discussed in Item 6, below. Such shares presently represent approximately 11.4% of the issued and outstanding shares of the Issuer's Common Stock entitled to vote on any matter brought to a vote of the holders of the Issuer's Common Stock out of a total of 17,272,432 votes cast (consisting of 14,016,517 shares of Common Stock plus 3,255,915 shares representing the voting power of all 195,351 shares of Convertible Preferred Stock). It is important to note, that aside from the 200,000 shares of Common Stock the Issuer currently holds, each of the parties under contract to sell
Solico an aggregate of 1,767,616 shares of Common Stock (assuming the closing of all of the tranches set forth in Item 6, below)has the right, either as of the date hereof or after 12/31/2003, to terminate their obligations to sell such shares of the Issuer's Common Stock to Solico, pursuant to the terms of the individual stock purchase agreements in effect between Solico and each of the third parties under contract.

     (b) Upon closing of the transactions contemplated by the Stock Purchase Agreements described in Item 6 below, Solico shall have the sole power to vote, or direct the vote of, and to dispose, or direct the disposition of, the shares of Common Stock which it has the right to acquire. As of the date of this statement, Solico has closed the purchase of 200,000 shares, representing the "First Broady Tranche" as described in Item 6, below. By virtue of his relationship with Solico, the Controlling Person may be deemed, under Rule 13d-3 of the Securities
Exchange Act of 1934 (the "1934 Act"), to beneficially own the shares of Common Stock which Solico has the right to acquire. The Controlling Person does not presently hold any shares of Common Stock, and he disclaims beneficial ownership of the shares of Common Stock which Solico has the right to acquire.

CUSIP NO. 903898401             SCHEDULE 13D               Page 4


     (c)  Other than as described in this Statement, no Item 2
Person has acquired any securities of the Issuer during the prior
60 days.

     (d) Until the respective closing of each of the tranches described in Item 6 below, the current holders of the stock retain the right to receive any dividends declared by the Issuer on the Common Stock until the purchase of such respective shares of Common Stock by Solico.

     (e)  N/A

Item 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Solico
     ------

     (a) On September 22, 2003, Solico and Victoria and Eagle Strategic Fund, Ltd. ("V&E") entered into a Stock Purchase Agreement, as amended by Amendment Number 1, dated September 30, 2003, and Amendment Number 2, dated October 9, 2003 (as amended, the "V&E Agreement"), pursuant to which, subject to the terms and conditions set forth therein, (i) Solico agreed to purchase from V&E, and V&E agreed to sell to Solico, 544,932 shares of Common Stock and 48,838 shares of Preferred Stock, on October 31, 2003, for an aggregate purchase price of $1,899,806.52 (the "First V&E Tranche"), (ii) Solico agreed to purchase from V&E, and V&E agreed to sell to Solico, 544,931 shares of Common Stock and 48,838 shares of Preferred Stock on December 15, 2003, for an aggregate purchase price of $1,899,804.41 (the "Second V&E Tranche"), and (iii) Solico held the right to purchase from V&E, and V&E held the separate right to sell to Solico, pursuant to a put/call option, an aggregate of 1,089,862 shares of Common Stock and 97,675 shares of Preferred Stock on June 30, 2004, for an aggregate purchase price of $4,497,120.50 (the "V&E Put/Call Option"). Pursuant to the terms of the V&E Agreement, effective upon the closing of the First V&E Tranche, V&E would grant to Solico an irrevocable proxy to vote all of the shares of Common Stock and Preferred Stock of V&E to be purchased by Solico in the Second V&E Tranche. Solico's obligation to consummate the closings of the First V&E Tranche, the Second V&E Tranche and the V&E Put/Call Option were subject to the fulfillment or waiver of customary terms and conditions including the condition that George K. Broady ("Broady") and certain persons affiliated with Broady shall had entered into definitive, binding agreements with Solico (such agreements being described below), pursuant to which Solico shall have the right to purchase a minimum of 1,412,932 shares of Common Stock owned by such persons. In addition, V&E agreed not to directly or indirectly either (1) submit, solicit, initiate, encourage, vote for or consent to any proposal or offer from any person or enter into any agreement or accept any offer relating to any reorganization, liquidation or recapitalization of the Issuer; merger or consolidation involving the Issuer; purchase or sale of any assets or capital stock of the Issuer (other than a sale in the ordinary course of business; or similar transaction or business combination involving the Issuer or the assets of the Issuer or (2) furnish any information with respect to or participate in or facilitate in any other manner any effort or attempt to do or seek to do any of the following for the period beginning on September 22, 2003 until the earlier to occur of (x) the closing or expiration of the V&E Put/Call Option or
(y) the termination of the V&E Agreement. Effective December 19, 2003, V&E exercised its right to terminate the V&E Agreement pursuant to Section 8.1(e) of such agreement. A copy of the termination notice is included in this Report as Exhibit 99.21.

CUSIP NO. 903898401             SCHEDULE 13D               Page 5


     (b) On September 22, 2003, Solico and Broady entered into a Stock Purchase Agreement, as amended by that certain Amendment Number 1, dated October 9, 2003, that certain Amendment No. 2, dated as of October 31,2003, and that certain Amendment Number 3, dated as of November 5, 2003 (as amended, the "Broady
Agreement"), pursuant to which, subject to the terms and conditions set forth therein, (i) Solico agreed to purchase from Broady, and Broady agreed to sell to Solico, 200,000 shares of Common Stock on or before November 15, 2003, for an aggregate purchase price of $400,000 (the "First Broady Tranche"), (ii) Solico agreed to purchase from Broady, and Broady agreed to sell to Solico, 200,000 shares of Common Stock on December 15, 2003, for an aggregate purchase price of $450,000 (the "Second Broady Tranche"), and (iii) Solico has the right to purchase from Broady, and Broady has the separate right to sell to Solico, pursuant to a put/call option, an aggregate of 589,718 shares of Common Stock on June 30, 2004, for an aggregate purchase price of $1,846,724.50 (the "Broady Put/Call" Option"). On November 5, 2003, Solico closed the First Broady Tranche, and in connection therewith executed a Note Secured by Stock Pledge Agreement in the original principal amount of $400,000, with a maturity date of January 5, 2004. Solico's obligations under this note are secured by the 200,000 shares transferred to Solico by Broady, pursuant to that certain Stock Pledge Agreement between Solico and Broady dated November 5, 2003. Pursuant to the terms of the Broady Agreement, effective upon the closing of the First Broady Tranche, Broady granted to Solico an irrevocable proxy to vote all of the shares of Common Stock of Broady that are the subject of the Second Broady Tranche and the Broady Put/Call Option, until July 15, 2004; provided, however, in the event that the closing of the Second Broady Tranche is not consummated on or before December 15, 2003 (and such date has not been extended by the mutual agreement of Broady and Solico), then the Broady Put/Call Option and the proxy granted by Broady to Solico under the Broady Agreement shall each terminate and be of no further force and effect. Solico's obligation to consummate the closing of the Second Broady Tranche is subject to the fulfillment or waiver of customary terms and conditions, including, without limitation, that certain persons affiliated with Broady shall have entered into definitive, binding agreements with Solico
(such agreements being described below), pursuant to which Solico shall have the right to purchase a minimum of 637,932 shares of Common Stock owned by such persons. Solico has also agreed to deposit into escrow 100,000 shares (the "Escrow Shares")of Common Stock as security for Solico's obligation to consummate the closing of the Second Broady Tranche. Subject to the terms and conditions of the related escrow agreement, such Escrow Shares will be transferred by Solico to Broady in the event that the closing of the Second Broady Tranche has not been consummated on or before December 15, 2003. In addition, Broady has agreed not to directly or indirectly either (1) submit, solicit, initiate, encourage, vote for or consent to any proposal or offer from any person or enter into any agreement or accept any offer relating to any reorganization, liquidation or recapitalization of the Issuer; merger or consolidation involving the Issuer; purchase or sale of any assets or capital stock of the Issuer (other than a sale in the ordinary course of business; or similar transaction or business combination involving the Issuer or the assets of the Issuer or (2) furnish any information with respect to or participate in or facilitate in any other manner any effort or attempt to do or seek to do any of the following for the period beginning on September 22, 2003 until the earlier to occur of (x) the closing or expiration of the Broady Put/Call Option or(y) December 15, 2003, if the Second Broady Tranche has not been consummated as of such date without agreement as to a later closing date for the Second Broady Tranche. As of the date of this Report, the closing of the Second Broady Tranche has not been consummated, and the parties are in discussions as to the timing of this closing. By the terms of the agreements in place between Broady and Solico, Broady has the ability, as of the date hereof, to demand the transfer of the Escrow Shares and to terminate the Broady Agreement. Broady has not provided Solico with a termination notice and he has not requested, nor has Solico effected, a transfer of the Escrow Shares.

     (c) On September 22, 2003, Solico entered into a Stock Purchase Agreement, as amended by that certain Amendment Number 1, dated October 9, 2003, and that certain Amendment No. 2 dated as of October 31, 2003 (as amended, the "GKB Group Agreement"), with Vance Campbell, Tom Campbell, Cantrell Partners and Lynn Kinney (the "GKB Group Sellers"), pursuant to which, subject to the terms and conditions set forth therein, (i) Solico agreed to purchase from the GKB Group Sellers, and the GKB Group Sellers agreed to sell to Solico, an aggregate of 170,194 shares of Common Stock on or before November 15, 2003, for an aggregate purchase price of $340,388 (the "First GKB Group Tranche"), (ii) Solico agreed to purchase from the GKB Group Sellers, and the GKB Group Sellers agreed to sell to Solico, an aggregate of 170,194 shares of Common Stock on December 15, 2003, for an aggregate purchase price of $382,936.50 (the "Second GKB Group Tranche"), and (iii) Solico has an option to purchase from the GKB Group Sellers, an additional 170,194 shares of Common Stock for a purchase price of $2.75 per share at any time on or before June 30, 2004 (the "GKB Group Option"). Pursuant to the GKB Group Agreement, upon the closing of the First GKB Group Tranche, the GKB Group Sellers will grant to Solico irrevocable proxies to vote all of the shares of Common Stock of the GKB Group Sellers that are the subject of the Second GKB Group Tranche and the GKB

CUSIP NO. 903898401             SCHEDULE 13D               Page 6

Group Option, until July 15, 2004; provided, however, in the event that the closing of the Second GKB Group Tranche is not consummated on or before December 15, 2003 (and such date has not been extended by the mutual agreement of the GKB Group Sellers and Solico), then the GKB Group Option and the proxies granted by the GKB Group Sellers to Solico under the GKB Group Agreement shall each terminate and be of no further force and effect. Solico's obligation to consummate the closings of the First GKB Group Tranche and the Second GKB Group Tranche are subject to the fulfillment or waiver of customary terms and conditions including that Solico and Broady shall have entered into the Broady Agreement, and certain other stockholders of the Issuer shall have entered into definitive, binding agreements with Solico (such agreements being described in this Item 6), pursuant to which Solico shall have the right to purchase a minimum of 127,350 shares of Common Stock owned by such persons. In addition, the GKB Group Sellers have agreed not to directly or indirectly (1) submit, solicit, initiate, encourage, vote for or consent to any proposal or offer from any person or enter into any agreement or accept any offer relating to any reorganization, liquidation or recapitalization of the Issuer; merger or consolidation involving the Issuer; purchase or sale of any assets or capital stock of the Issuer (other than a sale in the ordinary course of business; or similar transaction or business combination involving the Issuer or the assets of the Issuer or
(2) furnish any information with respect to or participate in or facilitate in any other manner any effort or attempt to do or seek to do any of the following for the period beginning on September 22, 2003 until the earlier to occur of (x) the closing or expiration of the GKB Group Option or(y) December 15, 2003, if the Second GKB Group Tranche has not been consummated as of such date without agreement as to a later closing date for the Second GKB Group Tranche. As of the date hereof, Solico has not closed the First GKB Group Tranche or the Second GKB Group Tranche. The GKB Group and Solico are in discussions relating to the closing of the First and Second GKB Group Tranches, but by the terms of the GKB Group Agreement, the GKB Group has the ability, as of the date hereof, to terminate the GKB Group Agreement.

     (d) On September 22, 2003, Solico entered into a Stock Purchase Agreement (the "Original Agreement") with John Broady, Ruth Ward, Mary Bill, Judith Mader, Vincent Suttmeier and Robert Suttmeier (the "Other Sellers") with the belief that Strategic Resources Ltd. would join the Other Sellers. However, effective October 9, 2003, the Other Sellers entered into that certain Amendment Number 1 to Stock Purchase Agreement (together with the Original Agreement, the "Other Agreement") to, among other things, clarify that Strategic Resources, Ltd. would not be joining the Other Sellers as a party thereto. The Original Agreement was further amended by that Certain Amendment Number 2 to Stock Purchase Agreement. The Other Agreement, as amended, provides that, subject to the terms and conditions set forth therein, (i) Solico agreed to purchase from the Other Sellers, and the Other Sellers agreed to sell to Solico, an aggregate of 42,450 shares of Common Stock on or before November 15, 2003, for an aggregate purchase price of $84,900 (the "First Other Tranche"), (ii) Solico agreed to purchase from the Other Sellers, and the Other Sellers agreed to sell to Solico, an aggregate of 42,450 shares of Common Stock on December 15, 2003, for an aggregate purchase price of $95,512.50 (the "Second Other Tranche"), and (iii) Solico has an option to purchase from the Other Sellers, an additional 42,450 shares of Common Stock for a purchase price of $2.75 per share at any time on or before June 30, 2004 (the "Other Option"). Pursuant to the Other Agreement, upon the closing of the First Other Tranche, the Other Sellers will grant Solico irrevocable proxies to vote all of the shares of Common Stock of the Other Sellers that are the subject of the Second Other Tranche and the Other Option, until July 15, 2004; provided, however, in the event that the closing of the Second Other Tranche is not consummated on or before December 15, 2003 (and such date has not been extended by the mutual agreement of the Other Sellers and Solico), then the Other Option and the proxies granted by the Other Sellers to Solico under the Other Agreement shall each terminate and be of no further force and effect. Solico's obligation to consummate the closings of the First Other Tranche and the Second Other Tranche are subject to the fulfillment or waiver of customary terms and conditions including, without limitation, that Solico and Broady shall have entered into the Broady Agreement, and Solico and the GKB Group shall have entered into the GKB Group Agreement. In addition, the Other Sellers have agreed not to directly or indirectly (1) submit, solicit, initiate, encourage, vote for or consent to any proposal or offer from any person or enter into any agreement or accept any offer relating to any reorganization, liquidation or recapitalization of the Issuer; merger or consolidation involving the Issuer; purchase or sale of any assets or capital stock of the Issuer (other than a sale in the ordinary course of business; or similar transaction or business combination involving the Issuer or the assets of the Issuer or (2) furnish any information with respect to or participate in or facilitate in any other manner any effort or attempt to do or seek to do any of the following for the period beginning on September 22, 2003 until the earlier to occur of (x) the closing or expiration of the Other Option or(y) December 15, 2003, if the Second Other Tranche has not been consummated as of such date without agreement as to a later closing date for the Second Other Tranche. As of the date hereof, Solico has not closed the First or the Second Other Tranche. The Other Group and Solico are in discussions relating to the closing of the First and Second Other Tranche, but by the terms of the Other Agreement, the Other Group has the ability, as of the date hereof, to terminate the Other Agreement.

CUSIP NO. 903898401             SCHEDULE 13D               Page 7


(e) On November 10, 2003, Solico entered into a Stock Purchase Agreement(the "RF&EA Agreement"), with the R.F. & E.A. Family Limited Partnership II ("RF&EA") pursuant to which, subject to the terms and conditions set forth therein, (i) Solico agreed to purchase from RF&EA, and RF&EA agreed to sell to Solico, an aggregate of 25,767 shares of Common Stock on or before December 15, 2003, for an aggregate purchase price of $51,534 (the "First RF&EA Tranche"), (ii) Solico agreed to purchase from RF&EA, and RF&EA agreed to sell to Solico, an aggregate of 25,767 shares of Common Stock on March 30, 2003, for an aggregate purchase price of $57,975.75 (the "Second RF&EA Tranche"), and (iii) Solico has an option to purchase from RF&EA, an additional 51,532 shares of Common Stock for a purchase price of $2.75 per share at any time on or before June 30, 2004 (the "RF&EA Option"). Pursuant to the RF&EA Agreement, RF&EA has granted to Solico an irrevocable proxy to vote all of the shares of Common Stock of RF&EA that are the subject of the RF&EA Agreement, until July 15, 2004; provided, however, in the event that the closing of the Second RF&EA Tranche is not consummated on or before March 30, 2003 (and such date has not been extended by the mutual agreement of RF&EA and Solico), then the proxies granted by RF&EA to Solico under the RF&EA Agreement shall each terminate and be of no further force and effect. Solico's obligation to consummate the closings of the First RF&EA Tranche and the Second RF&EA Tranche are subject to the fulfillment or waiver of customary terms and conditions. As of the date hereof, Solico has not closed the First RF&EA Tranche. RF&EA and Solico are in discussions relating to the closing of the First RF&EA Tranche. If the First RF&E Tranche has not closed by December 31, 2003, then RF&EA will have the ability to terminate the RF&EA Agreement.

(f) On November 10, 2003, Solico entered into a Stock Purchase Agreement (the "Neal Agreement"), with Chas. A. Neal & Company ("Neal") pursuant to which, subject to the terms and conditions set forth therein, (i) Solico agreed to purchase from Neal, and Neal agreed to sell to Solico, an aggregate of 42,350 shares of Common Stock on or before December 15, 2003, for an aggregate purchase price of $84,700 (the "First Neal Tranche"), (ii) Solico agreed to purchase from Neal and Neal agreed to sell to Solico, an aggregate of 42,350 shares of Common Stock on March 30, 2003, for an aggregate purchase price of $95,287.50 (the "Second Neal Tranche"), and (iii) Solico has an option to purchase from Neal, an additional 84,700 shares of Common Stock for a purchase price of $2.75 per share at any time on or before June 30, 2004 (the "Neal Option"). Pursuant to the Neal Agreement, Neal has granted to Solico an irrevocable proxy to vote all of the shares of Common Stock of Neal that are the subject of the Neal Agreement, until July 15, 2004; provided, however, in the event that the closing of the Second Neal Tranche is not consummated on or before March 30, 2003 (and such date has not been extended by the mutual agreement of Neal and Solico), then the proxies granted by Neal to Solico under the Neal Agreement shall each terminate and be of no further force and effect. Solico's obligation to consummate the closings of the First Neal Tranche and the Second Neal Tranche are subject to the fulfillment or waiver of customary terms and conditions. As of the date hereof, Solico has not closed the First Neal Tranche. Neal and Solico are in discussions relating to the closing of the First Neal Tranche. If the First Neal Tranche has not closed by December 31, 2003, then Neal will have the ability to terminate the Neal Agreement.


(g) On November 10, 2003, Solico entered into a Stock Purchase Agreement(the "Campbell Henderson Agreement"), with Campbell, Henderson and Company ("Campbell Henderson") pursuant to which, subject to the terms and conditions set forth therein, (i) Solico agreed to purchase from Campbell Henderson and Campbell Henderson agreed to sell to Solico, an aggregate of 15,000 shares of Common Stock on or before December 15, 2003, for an aggregate purchase price of $30,000 (the "First Campbell Henderson Tranche"), (ii) Solico agreed to purchase from Campbell Henderson, and Campbell Henderson agreed to sell to Solico, an aggregate of 15,000 shares of Common Stock on March 30, 2003, for an aggregate purchase price of $33,750 (the "Second Campbell Henderson Tranche"), and
(iii) Solico has an option to purchase from Campbell Henderson, an additional 15,000 shares of Common Stock for a purchase price of $2.75 per share at any time on or before June 30, 2004 (the "Campbell Henderson"). Pursuant to the Campbell Henderson Agreement, Campbell Henderson has granted to Solico an irrevocable proxy to vote all of the shares of Common Stock of Campbell Henderson that are the subject of the Campbell Henderson Agreement, until July 15, 2004; provided, however, in the event that the closing of the Second Campbell Henderson Tranche is not consummated on or before March 30, 2003 (and such date has not been extended by the mutual agreement of Campbell Henderson and Solico), then the proxies granted by Campbell Henderson to Solico under the Campbell Henderson Agreement shall each terminate and be of no further force and effect. Solico's obligation to consummate the closings of the First Campbell Henderson Tranche and the Second Campbell Henderson Tranche are subject to the fulfillment or waiver of customary terms and conditions. As of the date hereof, Solico has not closed the First Campbell Henderson Tranche. Campbell Henderson and Solico are in discussions relating to the closing of the First Campbell Henderson Tranche. If the First Campbell Henderson Tranche has not closed by December 31, 2003, then Campbell Henderson will have the ability to terminate the Campbell Henderson Agreement.

CUSIP NO. 903898401             SCHEDULE 13D               Page 8


(h) On November 10, 2003, Solico entered into a Stock Purchase Agreement(the "Campbell Agreement"), with Susan Campbell ("Campbell") pursuant to which, subject to the terms and conditions set forth therein, (i) Solico agreed to purchase from Campbell, and Campbell agreed to sell to Solico, an aggregate of 7,500 shares of Common Stock on or before December 15, 2003, for an aggregate purchase price of $15,000 (the "First Campbell Tranche"), (ii) Solico agreed to purchase from Campbell, and Campbell agreed to sell to Solico, an aggregate of 7,500 shares of Common Stock on March 30, 2003, for an aggregate purchase price of $16,875 the "Second Campbell Tranche"), and (iii) Solico has an option to purchase from Campbell, an additional 7,500 shares of Common Stock for a purchase price of $2.75 per share at any time on or before June 30, 2004 (the "Campbell Option"). Pursuant to the Campbell Agreement, Campbell has granted to Solico an irrevocable proxy to vote all of the shares of Common Stock of Campbell that are the subject of the Campbell Agreement, until July 15, 2004; provided, however, in the event that the closing of the Second Campbell Tranche is not consummated on or before March 30, 2003 (and such date has not been extended by the mutual agreement of Campbell and Solico), then the proxies granted by Campbell to Solico under the Campbell Agreement shall each terminate and be of no further force and effect. Solico's obligation to consummate the closings of the First Campbell Tranche and the Second Campbell Tranche are subject to the fulfillment or waiver of customary terms and conditions. As of the date hereof, Solico has not closed the First Campbell Tranche. Campbell and Solico are in discussions relating to the closing of the First Campbell Tranche, but by the terms of the Campbell Agreement. If the First Campbell Tranche has not closed by December 31, 2003, then Campbell will have the ability to terminate the Campbell Agreement.


Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

     EXHIBIT NO.  DESCRIPTION
     -----------  ----------------------------------------------

        99.1      Stock Purchase Agreement, dated as of
                  September 22, 2003, between Solico
                  International, Inc. and Victoria & Eagle
                  Strategic Fund. Ltd.(previously filed)

        99.2      Stock Purchase Agreement, dated as of
                  September 22, 2003, between Solico
                  International, Inc. and George K. Broady
                  (previously filed)

        99.3      Stock Purchase Agreement, dated as of
                  September 22, 2003, among Solico
                  International, Inc., Vance Campbell, Tom
                  Campbell, Cantrell Partners and Lynn Kinney
                  (previously filed)

        99.4      Stock Purchase Agreement, dated as of
                  September 22, 2003, among Solico
                  International, Inc., John Broady, Ruth Ward,
                  Mary Bill, Judith Mader, Vincent Suttmeier and
                  Robert Suttmeier.  (previously filed)

        99.5 Amendment No. 1 to Stock Purchase Agreement, dated as of September 30, 2003, between Solico
                  International, Inc. and Victoria & Eagle
                  Strategic Fund. Ltd. (previously filed)

        99.6 Amendment No. 2 to Stock Purchase Agreement, dated as of October 9, 2003, between Solico International, Inc. and Victoria & Eagle Strategic Fund. Ltd. (previously filed)

        99.7 Amendment No. 1 to Stock Purchase Agreement , dated as of October 9, 2003, among Solico International, Inc., Vance Campbell, Tom Campbell, Cantrell Partners and Lynn Kinney (previously filed)

CUSIP NO. 903898401             SCHEDULE 13D               Page 9


        99.8 Amendment No. 1 to Stock Purchase Agreement, dated as of October 9, 2003, by and between Solico International, Inc. and George K.
                  Broady. (previously filed)

        99.9 Amendment No. 1 to Stock Purchase Agreement, dated as of October 9, 2003, by and among Solico International, Inc., John Broady, Ruth Ward, Mary Bill, Judith Mader, Vincent Suttmeier and Robert Suttmeier. (previously filed)

        99.10     Note Secured By Stock Pledge Agreement, dated
                  November 5, 2003, by Solico International,
                  Inc. in favor of George K. Broady.
                  ((previously filed).

        99.11     Stock Pledge Agreement, dated November 5,
                  2003, by and between George K. Broady and Solico International, Inc. ((previously filed).

        99.12 Irrevocable Proxy, dated November 5, 2003, executed by George K. Broady in favor of Solico International, Inc. (previously filed).

        99.13 Amendment No. 2 to Stock Purchase Agreement, dated as of October 31, 2003, by and between Solico International, Inc. and George K.
                  Broady.  (previously filed)

        99.14 Amendment No. 3 to Stock Purchase Agreement, dated as of November 5, 2003, by and between Solico International Inc. and George K.
                  Broady.  (previously filed)

        99.15     Stock Purchase Agreement dated November 10,
                  2003, by and between Solico International, Inc. and R.F. & E.A. Family Limited
                  Partnership II.  (previously filed)

        99.16 Stock Purchase Agreement dated November 10, 2003, by and between Solico International, Inc. and Campbell, Henderson and Company. ( (previously filed).
        99.17 Stock Purchase Agreement dated November 10, 2003, by and between Solico International, Inc. and Susan Campbell. (previously filed)

        99.18     Stock Purchase Agreement dated November 10,
                  2003, by and between Solico International, Inc. and Chas. A. Neal & Company. (previously filed)

        99.19 Amendment No. 2 to Stock Purchase Agreement, dated as of October 31, 2003, by and among Solico International, Inc., Vance Campbell, Tom Campbell, Cantrell Partners and Lynn Kinney.( (previously filed)

        99.20 Amendment No. 2 to Stock Purchase Agreement, dated as of October 31, 2003, by and among Solico International, Inc., John Broady, Ruth Ward, Mary Bill, Judith Mader, Vincent Suttmeier and Robert Suttmeier. (previously filed)

        99.21     Letter of Termination from Victoria & Eagle
                  Strategic Fund, Ltd., dated December 19, 2003.
                  (filed herewith)

CUSIP NO. 903898401             SCHEDULE 13D              Page 10


                            SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Statement on Schedule 13D is true, complete and correct.

Dated: December 29, 2003

                              SOLICO INTERNATIONAL, INC.


                              By:  /s/ J. CHRISTOPHER CUEVAS
                                 ------------------------------
                              Name:   J. Christopher Cuevas
                                   ----------------------------
                              Title:  President
                                    ---------------------------

                          EXHIBIT INDEX

     EXHIBIT NO.  DESCRIPTION
     -----------  ----------------------------------------------

        99.1      Stock Purchase Agreement, dated as of September
                  22, 2003, between Solico International, Inc.
                  and Victoria & Eagle Strategic Fund.
                  Ltd.(previously filed)

        99.2      Stock Purchase Agreement, dated as of
                  September 22, 2003, between Solico
                  International, Inc. and George K. Broady
                  (previously filed)

        99.3      Stock Purchase Agreement, dated as of
                  September 22, 2003, among Solico
                  International, Inc., Vance Campbell, Tom
                  Campbell, Cantrell Partners and Lynn Kinney
                  (previously filed)

        99.4      Stock Purchase Agreement, dated as of
                  September 22, 2003, among Solico
                  International, Inc., John Broady, Ruth Ward,
                  Mary Bill, Judith Mader, Vincent Suttmeier and
                  Robert Suttmeier.  (previously filed)

        99.5 Amendment No. 1 to Stock Purchase Agreement, dated as of September 30, 2003, between Solico
                  International, Inc. and Victoria & Eagle
                  Strategic Fund. Ltd. (previously filed)


        99.6 Amendment No. 2 to Stock Purchase Agreement, dated as of October 9, 2003, between Solico International, Inc. and Victoria & Eagle Strategic Fund. Ltd. (previously filed)

        99.7 Amendment No. 1 to Stock Purchase Agreement , dated as of October 9, 2003, among Solico International, Inc., Vance Campbell, Tom Campbell, Cantrell Partners and Lynn Kinney (previously filed)

        99.8 Amendment No. 1 to Stock Purchase Agreement, dated as of October 9, 2003, by and between Solico International, Inc. and George K.
                  Broady. (previously filed)

        99.9 Amendment No. 1 to Stock Purchase Agreement, dated as of October 9, 2003, by and among Solico International, Inc., John Broady, Ruth Ward, Mary Bill, Judith Mader, Vincent Suttmeier and Robert Suttmeier. (previously filed)

        99.10     Note Secured By Stock Pledge Agreement, dated
                  November 5, 2003, by Solico International,
                  Inc. in favor of George K. Broady.
                  ((previously filed).

        99.11     Stock Pledge Agreement, dated November 5,
                  2003, by and between George K. Broady and Solico International, Inc. ((previously filed).

        99.12 Irrevocable Proxy, dated November 5, 2003, executed by George K. Broady in favor of Solico International, Inc. (previously filed).

        99.13 Amendment No. 2 to Stock Purchase Agreement, dated as of October 31, 2003, by and between Solico International, Inc. and George K.
                  Broady.  (previously filed)

        99.14 Amendment No. 3 to Stock Purchase Agreement, dated as of November 5, 2003, by and between Solico International Inc. and George K.
                  Broady.  (previously filed)

        99.15     Stock Purchase Agreement dated November 10,
                  2003, by and between Solico International, Inc. and R.F. & E.A. Family Limited
                  Partnership II.  (previously filed)

        99.16 Stock Purchase Agreement dated November 10, 2003, by and between Solico International, Inc. and Campbell, Henderson and Company. ( (previously filed).
        99.17 Stock Purchase Agreement dated November 10, 2003, by and between Solico International, Inc. and Susan Campbell. (previously filed)

        99.18     Stock Purchase Agreement dated November 10,
                  2003, by and between Solico International, Inc. and Chas. A. Neal & Company. (previously filed)

        99.19 Amendment No. 2 to Stock Purchase Agreement, dated as of October 31, 2003, by and among Solico International, Inc., Vance Campbell, Tom Campbell, Cantrell Partners and Lynn Kinney.( (previously filed)

        99.20 Amendment No. 2 to Stock Purchase Agreement, dated as of October 31, 2003, by and among Solico International, Inc., John Broady, Ruth Ward, Mary Bill, Judith Mader, Vincent Suttmeier and Robert Suttmeier. (previously filed)

        99.21     Letter of Termination from Victoria & Eagle
                  Strategic Fund, Ltd., dated December 19, 2003.
                  (filed herewith)